Exhibit 2.4
AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER
This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) dated as of December 8, 2016, is made by and among Citrix Systems, Inc., a Delaware corporation (“Citrix”), GetGo, Inc., a Delaware corporation and wholly-owned subsidiary of Citrix (“SpinCo”), LogMeIn, Inc., a Delaware corporation (“Parent”), and Lithium Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub”). Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Agreement and Plan of Merger, dated as of July 26, 2016, by and among Citrix, SpinCo, Parent and Merger Sub (the “Agreement”).
WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein; and
WHEREAS, the parties have each authorized and approved the execution and delivery of this Amendment.
NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
1. Defined Terms.
(a) Section 1.01 of the Agreement is hereby amended by adding the following defined terms:
“AWS Prepaid Expenses” means any expenses prepaid by Citrix, SpinCo and/or any of their respective Subsidiaries prior to the Effective Time for the purchase by or on behalf of SpinCo and its Subsidiaries of Amazon Web Services for the fiscal year ending December 31, 2017, to the extent such prepaid expenses are attributable to periods following the Effective Time.”
“Building Improvements” means (i) building improvements to SpinCo’s offices in Goleta, California, and (ii) the build-out of a new location in Bangalore, India for a Subsidiary of SpinCo, the Reimbursable Expenses with respect to which shall not exceed $1.3 million, in each case, as undertaken by Citrix, SpinCo and/or any of their respective Subsidiaries.”
“Reimbursable Expenses” means any out-of-pocket costs and expenses with respect to the Building Improvements (a) paid by Citrix, SpinCo and/or any of their respective Subsidiaries prior to termination of this Agreement or (b) payable by Citrix, SpinCo and/or any of their respective Subsidiaries following termination of this Agreement with respect to (i) services performed prior to such termination or (ii) services contracted for prior to such termination that may not be cancelled by Citrix, SpinCo and/or any of their respective Subsidiaries (or if cancellable, the amount of any penalty or similar contractual charge payable by Citrix, SpinCo and/or any of their respective Subsidiaries with respect thereto).”
(b) Section 1.01 of the Agreement is hereby amended by amending and restating in their entirety the following defined terms:
“SpinCo Current Assets” means the categories of current assets of SpinCo and its Subsidiaries set forth in the Sample Working Capital Statement, determined as of the open of business on the Closing Date in accordance with GAAP consistently applied with the SpinCo Financial Statements, subject to the adjustments set forth in the Sample Working Capital Statement. For the avoidance of doubt, the SpinCo Current Assets shall not include the SpinCo Cash Amount, any Tax assets, any Excluded Assets, any AWS Prepaid Expenses, or any assets related to the Building Improvements, or any assets related to Intercompany Accounts (as defined in the Separation Agreement).”
“SpinCo Current Liabilities” means the categories of current liabilities of SpinCo and its Subsidiaries set forth in the Sample Working Capital Statement, determined as of the open of business on the Closing Date in accordance with GAAP consistently applied with the SpinCo Financial Statements, subject to the adjustments set forth in the Sample Working Capital Statement. SpinCo Current Liabilities shall include (i) the current and long-term portion of liabilities for capital leases and (ii) the current and long-term portion of liabilities under a Non-U.S. SpinCo Plan (x) that is sponsored or maintained by SpinCo or a Transferred Subsidiary or (y) for which liabilities transfer to SpinCo or a Transferred Subsidiary under applicable Law as a result of the transactions contemplated by the Transaction Agreements; provided, that in the case of this clause (ii) such liabilities shall not be included as SpinCo Current Liabilities unless the aggregate present value of such liabilities exceeds $100,000. For the avoidance of doubt, the SpinCo Current Liabilities shall not include the current portion of deferred revenue, any Liabilities for Taxes, any SpinCo Indebtedness, any Excluded Liabilities, any accounts payable related to the Building Improvements, or any Liabilities related to Intercompany Accounts.”
“SpinCo Target Cash Amount” means $25.0 million (or such greater amount calculated after giving effect to the adjustment, if any, pursuant to Section 2.04(e)(z)), minus the AWS Prepaid Expenses, minus any out-of-pocket costs and expenses paid by

Citrix, SpinCo and/or any of their respective Subsidiaries prior to the Effective Time with respect to the Building Improvements.”
2. SpinCo Closing Report. Section 3.05(b) of the Agreement is hereby amended by replacing “sixty (60) days” in the first sentence thereof with “ninety (90) days”.
3. Offshore Cash. Schedule 1.01(c) of the Citrix Disclosure Letter is hereby amended and restated in its entirety as attached hereto.
4. Reimbursement of Expenses.
(a) Section 9.03 of the Agreement is hereby amended by replacing paragraph (b) in its entirety with the following:
“(b) The parties hereto agree that, if this Agreement shall be terminated pursuant to Section 9.01(c), then Parent shall reimburse Citrix and SpinCo for all of their Expenses in cash in immediately available funds, up to a maximum of $10.0 million, in the aggregate, not later than two (2) Business Days after submission by Citrix of statements therefor. The parties hereto further agree that, if this Agreement shall be terminated pursuant to Section 9.01 by any party for any reason set forth therein, then Parent shall reimburse Citrix, SpinCo and their respective Subsidiaries for the Reimbursable Expenses in cash in immediately available funds not later than two (2) Business Days after submission by Citrix of statements therefor. Payment of the Reimbursable Expenses shall be in addition to, and shall not offset, any Termination Fee or Expenses otherwise payable by Parent to Citrix and SpinCo in connection with the termination of this Agreement.”
(b) Section 9.03 of the Agreement is hereby amended by replacing paragraph (d) in its entirety with the following:
“(d) The parties hereto acknowledge that the agreements contained in this Section 9.03 are an integral part of the transactions contemplated by this Agreement. In the event that Parent shall fail to pay the Termination Fee, or Parent shall fail to pay any Expenses or Reimbursable Expenses, when due, the amount of such payments shall be increased to include the out-of-pocket costs and expenses incurred or accrued by or on behalf of Citrix and SpinCo (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.03, together with interest on such unpaid Termination Fee, Expenses or Reimbursable Expenses, commencing on the date that the Termination Fee or such Expenses or Reimbursable Expenses became due, at a rate of interest equal to the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed). Payment of the fees and expenses described in this Section 9.03 shall not be in lieu of any damages incurred in the event of fraud or willful and material breach of this Agreement.”

5. Effect on Agreement. Other than as specifically set forth herein, all other terms and provisions of the Agreement shall remain unaffected by the terms of this Amendment, and shall continue in full force and effect.
6. Captions. The captions herein are included for convenience of reference only and will be ignored in the construction or interpretation hereof.
7. Counterparts. This Amendment may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.
8. Binding Effect. This Amendment shall be binding upon and inure to the benefit of each of the parties and their respective successors and assigns.
9. Governing Law. This Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof that might lead to the application of laws other than the Laws of the State of Delaware.
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IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed as of the date first written above by its respective officers thereunto duly authorized.

CITRIX SYSTEMS, INC.

By:	/s/ David J Henshall
Name: David J Henshall Title: COO / CFO

GETGO, INC.

By:	/s/ Antonio Gomes
Name: Antonio Gomes Title:

LOGMEIN, INC.

By:	/s/ William Wagner
Name: William Wagner Title: CEO

LITHIUM MERGER SUB, INC.

By:	/s/ William Wagner
Name: William Wagner Title: Director